                              [Flagstar Letterhead]



March 1, 2006

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561

       Re: Flagstar Bancorp, Inc.
           Form 10-K filed March 23, 2005
           File No. 001-16577

Dear Mr. Vaughn:

     We are writing in response to your letter, dated February 17, 2006 (the "Comment Letter"), regarding the Annual Report on Form 10-K filed by Flagstar Bancorp, Inc. (the "10-K") on March 23, 2005. As requested in the Comment Letter, we will include the proposed disclosure set forth below in our Annual Report on Form 10-K for the year ended December 31, 2005.

     Our response to the Comment Letter is set forth below and preceded by a reproduction of your comment.

COMMENT NO. 1: We note your responses to comments 6-7 of our letter dated
               November 23, 2005. We do not agree that disclosure of the components of your secondary marketing reserve would be more confusing to investors than helpful. On the contrary, we think it is important for investors to understand your estimation process and how changes in your estimates impact your financial statements, both qualitatively and quantitatively. Furthermore, as previously communicated, we do not feel that "net gain on loan sales" is an accurate representation of the components included within that income statement line item as changes in estimates made subsequent to the sale of a loan are not generally included in the calculation of the gain on sale of such loan. Please revise future filings to present the component of your secondary market provision related to changes in estimates made subsequent to the sale of loan separately from your net gain on loan sales. Alternatively, if you wish to continue reporting these amounts together in a single line item, please revise the caption of this line item to more clearly reflect its components and provide footnote disclosure that quantifies each component.

Mr. Kevin Vaughn
Securities and Exchange Commission
March 1, 2006
Page 2

RESPONSE NO. 1: As requested in Comment 1, in future filings beginning with our
                Form 10-K for the year ended December 31, 2005, we will provide a disclosure of our secondary market reserve that includes a presentation of its components. Only the portion that represents the provision on current loan sales will be included in the net gain on loan sales. The portion that represents changes in estimates made subsequent to the sale of a loan will be presented separately from the net gain on loan sale. We will indicate to the investor where that portion of the provision will be disclosed. We believe that this presentation will provide useful information to investors concerning our estimation process and its impact on our financial statements.

                Set forth below is our revised disclosure that we intend to include in our 2005 Form 10-k with respect to this matter:

                    "SECONDARY MARKET RESERVE

                    We sell most of the residential mortgage loans that we originate into the secondary mortgage market. When we sell mortgage loans, we make customary representations and warranties to the purchasers about various characteristics of each loan, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided. If a defect in the origination process is identified, we may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. If there are no such defects, we have no liability to the purchaser for losses it may incur on such loan. We maintain a secondary market reserve to account for the expected losses related to loans we may be required to repurchase (or the indemnity payments we may have to make to purchasers). The secondary market reserve takes into account both our estimate of expected losses on loans sold during the current accounting period, as well as adjustments to our previous estimates of expected losses on loans sold during the preceding five years. In each case these estimates are based on our most recent data regarding loan repurchases, actual credit losses on repurchased loans and recovery history, among other factors. Changes in the secondary market reserve due to current loan sales decrease our gain on loan sales. Adjustments to our previous estimates are recorded as an increase or decrease in our other fees and charges.

                    The following table shows the activity in the secondary market reserve during the years ended December 31, 2005, 2004 and 2003 (in thousands):

Mr. Kevin Vaughn
Securities and Exchange Commission
March 1, 2006
Page 3

                                                              2005             2004            2003
                                                           ----------------------------------------
     Balance, beginning of period,                         $  19,002       $  10,255       $  9,084
     Provision
           Charged  to gain on  sale  for  current
     loan sales                                                5,328           5,932         10,696
           Charged to other fees and  charges  for
     changes in estimates                                      7,156          18,105          3,464
            Total                                             14,160          24,037         12,484
     Charge-offs, net                                       (13,936)        (15,289)       (15,290)
     Balance, end of period                                $  17,550       $  19,002      $  10,254
                                                           =========       =========      =========


                    Reserve levels are a function of expected losses based on actual pending and expected claims and repurchase requests, historical experience and loan volume. While the ultimate amount of repurchases and claims is uncertain, management believes that reserves are adequate. We will continue to evaluate the adequacy of our reserves and may continue to allocate a portion of our gain on sale proceeds to these reserves going forward."

     Flagstar Bancorp hereby acknowledges that:

     o it is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the forgoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (248) 312-5580 or our outside counsel Jeremy Johnson of the Kutak Rock LLP law firm at (202) 828-2463.

                                         Sincerely,

                                         FLAGSTAR BANCORP, INC.



                                         /s/      Paul D. Borja
                                         ---------------------------------------
                                         By:      Paul D. Borja
                                         Its:     Executive Vice President and
                                                  Chief Financial Officer